UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 26, 2018 announcing Turkcell’s Second Quarter 2018 results and Q2 2018 IFRS Report.

TURKCELL ILETISIM HIZMETLERI SECOND QUARTER 2018 RESULTS “EXCEEDING OUR FIRST HALF TARGETS, WE RAISE OUR GUIDANCE”

Second Quarter 2018 Results

Contents
HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2018 refer to the same item as at June 30, 2017. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2018, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter and half year of 2017 and 2018 is based on IFRS figures in TRY terms unless otherwise stated.

•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Second Quarter 2018 Results

FINANCIAL HIGHLIGHTS

TRY million	Q217	Q218	y/y %	H117	H118	y/y %
Revenue	4,316	5,105	18.3%	8,369	9,867	17.9%
EBITDA[1]	1,457	2,134	46.5%	2,857	4,156	45.5%
EBITDA Margin (%)	33.8%	41.8%	8.0pp	34.1%	42.1%	8.0pp
Net Income	704	415	(41.0%)	1,163	916	(21.2%)

SECOND QUARTER HIGHLIGHTS

•	Strong growth momentum in financial results continued:

o	All time high quarterly revenue and EBITDA at the Group level

o	Group revenues up 18.3% year-over-year, 52% on two-year cumulative basis

o	Group EBITDA including the impact of new IFRS standards up 46.5% year-over-year, 107% on two-year cumulative basis, EBITDA margin at 41.8%

o	Prudent financial risk management helped visibility of financial performance in a volatile macro environment

•	Solid operational momentum continued:

o	Mobile ARPU[2] growth of 13.3%

o	Core digital services[3] downloads over 100 million

o	Mobile triple play subscriber ratio[4] at 60.5%, up 13.8pp year-over-year; multiplay with TV subscribers ratio[5] at 46.8%, up 6.3pp year-over-year

o	Data usage of 4.5G users at 7.0GB in June 2018

o	18 million 4.5G compatible smartphones on our network, up ~1 million quarter-on-quarter

•	Asset light strategy on track: New business model on fixed infrastructure

o	Infrastructure sharing protocol signed by Turkcell, Türk Telekom, Vodafone Turkey, Türksat and Telkoder in May

o	Bilateral agreements to follow: 3.6 million additional homepass through Türksat and potential for more

•	US$500 million Eurobond issuance completed on April 11th

•	First installment of dividend distributed on June 18th

•
We revise our revenue guidance[6] upwards for 2018. Thus, we are targeting a revenue growth of 16%-18% up from 14%-16% range. We keep our target EBITDA margin of 37%-40% and target operational capex over sales ratio[7] of 19%-18% unchanged.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding M2M
(3) Core digital services include BiP, Dergilik, fizy, Hesabım, lifebox, Academy, Sports app, Upcall, TV+ and Yaani
(4) Share of mobile voice line users which excludes subscribers who do not use their line in the last 3 months. Triple play refers to mobile customers who use voice, data and one of core digital services.
(5) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein
(7) Excluding license fee
For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2018 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

3

Second Quarter 2018 Results

COMMENTS BY KAAN TERZIOGLU, CEO

Last year as we released our second quarter results, we adopted a new definition for Turkcell: “the digital operator”. Over the course of the past year, not only have we progressed in increasing the diversification and the penetration of our digital services portfolio, but have also started extending our competencies in digital transformation to all sectors, benefitting our customers and countries of operation alike. By the end of this quarter, downloads of our core digital services1 have exceeded 100 million. The signing of a revenue-share agreement with Moldcell on the use of our digital communications and life platform BiP was a major step towards the globalization of our digital services. The success of our “Fast Login” application, used both in Turkcell’s own digital world and in that of other digital content providers, was recognized as an exemplary success story by our industry’s umbrella organization, the GSMA. In step with our vision of a digitalized economy, we have announced the 500th digital integration project, through which we provide end-to-end ICT technology services to the public sector as well as private corporates. And adding to our infrastructure essential to our activities as a digital operator, we brought our data center in Izmir into service in this quarter.

The digital transformation which we started at our company and extended to the wider economy brought Turkcell Group first half revenues of TRY9.9 billion on 18% growth. EBITDA2 grew by 45% to TRY4.2 billion and the EBITDA margin rose to 42.1% on an 8 percentage point increase. Consequently, we have printed our historic high first half revenues and EBITDA. Our net profit for the period was 916 million TL. With these results exceeding our first half targets, we raise our 2018 guidance. Accordingly, we revise our 2018 revenue guidance3 upwards to 16%-18% from 14%-16% while keeping 37%-40% target EBITDA margin and target operational capex over sales ratio4 of 19%-18% unchanged.

We continued to gain post-paid, fiber and digital services subscribers in the quarter. Additions to the corporate segment contributed significantly in the annual rise in post-paid subscribers of 664 thousand. Accordingly, we recorded the lowest quarterly churn of the past 12 years in the corporate segment. Going forward, we aim to continue this success with our value propositions developed to meet the needs of corporates, guided by our focus on digital integration. Meanwhile, share of mobile triple play subscribers5 who have actively used voice, data and at least one digital service continued to increase, reaching 60.5%. Our fiber subscribers reached 1.3 million on a 171 thousand yearly rise, while multiplay users with TV6 accounted for 46.8% of the fiber residential subscriber base.

We have exceeded our target of 100 million downloads in digital services

Our digital services, adding value to our customers’ lives, had been downloaded more than 106 million times by the end of June. As in every quarter, we have continued to advance and differentiate our digital services by introducing new features. For instance, BiP, our application that redefines mobile communication as a full digital experience, has made it possible to use two different numbers on a single phone. On its new architecture, our digital music platform fizy has become more compatible for future enhancements. We have introduced over eight hundred new foreign publications on Turkey’s first digital publication service Dergilik where total publication downloads exceeded 5 million in June. We celebrated 5 million downloads of our search engine Yaani, introduced with the goal of becoming the search engine of choice in Turkey. Our “Fast Login”, a digital identity authentication and secure login technology that we built on GSMA’s Mobile Connect, has brought Turkey the status of being “the first commercially sustainable market” according to GSMA criteria. Paycell, our national payment platform, has begun to serve our customers with a brand new interface. The number of registered credit cards on Paycell reached 1.6 million, while mobile payment users exceeded 5 million. The penetration of our Fast Login and Paycell services enables us to continue advancing our contribution to the development of Turkey’s digital economy.

A historical step for fiber

Over the past two years, we have appealed to the sector players on every available platform to collaborate on making fixed infrastructure investments more efficient and effective. Our efforts on this front have reached an important milestone this quarter: Under the leadership of Ministry of Transport and Infrastructure, all key sector players have signed a passive infrastructure sharing protocol. We consider this a landmark protocol which will also provide the basis for widespread availability of fiber in Turkey.

4

Second Quarter 2018 Results

Ukraine’s leading 4.5G operator, lifecell

On July 1st, Ukraine’s digital operator lifecell introduced 4.5G at 1800 MHz following its 2600 MHz launch on March 30th. This marked a further step towards a wider and better user experience of our products and services, and a key turning point in our provision of the digital experience in Ukraine. As a key foreign investor, we have become a member of the National Investment Council of Ukraine, which plays an important role in developing the national economy. Going forward, we will continue to work to the advantage of both customer and Ukraine itself to establish Ukraine’s digital economy on solid foundations.

We continue to pioneer the implementation of new technologies in our business

According to the May 2018 report of the Global Mobile Suppliers Association, Turkcell is one of the two fastest operators in the world with 1.2 Gbps speed on its network that is upgraded in step with the latest technologies. We will continue to offer the best mobile experience to our subscribers, with the widest frequency band and a strong network infrastructure leveraging the latest technologies.

While continuing to invest in our mobile and fiber infrastructure, we also implement new technologies that operate on them. We launched “Dronecell”, Turkey’s first aerial base station, manufactured using domestic technology. Dronecell is capable of providing 4.5G service from a height of 120 meters across an area of 5km2. We expect it to play a crucial role in saving lives and providing uninterrupted communication, especially in the event of emergencies and natural disasters.

We believe that the telecom operators are the most trustworthy players for the delivery of all digital technologies that are gradually entering daily life. In this context, we have decided to join the telecom operators’ global blockchain consortium, Carrier Blockchain Study Group. This group focuses on how blockchain technologies can be used by operators for secure global digital payments, swap and settlement systems, personal authentication, IoT applications and other similar services. We are pleased that our participation in this group will ensure that we provide our customers the latest technologies at global standards, keeping pace with the rest of the world.

We continue to invest in technology in Turkey

In developing our digital services, we take great care to ensure that they are managed on infrastructure within Turkey itself and build our datacenters accordingly. This reflects our vision that “Turkey’s data should remain in Turkey”. Indeed, we became Turkey’s largest data center operator with the June opening of our İzmir data center with a 2,400m2 white space. In addition, we are proud that local ULAK base stations, the development of which we have wholeheartedly supported, are actively serving our customers.

We continue to support young genius and promote social awareness beyond our borders

Turkcell, active in social responsibility projects, works to enrich Turkey’s future based on the principle of equal opportunities for all. In this regard, this quarter, in “Whiz-Kids” project, we continued to support young genius by building technology laboratories in Anatolian schools. Separately, we began to meet the cost of cataract surgery in Africa as a motivational birthday present for our employees. We are proud to leverage our technology and financial strength in the support of those in need.

We believe in Turkey’s future

In this quarter, Turkey demonstrated its commitment to democracy by successfully completing the general elections. On the back of post-election stability, and in collaboration with our government and all members of the business community, we will continue contributing to the stable and sustainable growth and development of the Turkish economy. In this context, we thank our former BoD member Mr. Bekir Pakdemirli, recently appointed Agriculture and Forestry Minister, and our CFO Mr. Bülent Aksu, the resignation of whom we announced and who is now to assume a senior role in the Ministry of Treasury and Finance, for their valuable contributions to Turkcell, and we wish them every success.

We thank all our colleagues and business partners for the role they have played in our success, along with our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers, who have remained with us throughout our success story.

(1) Core digital services include BiP, Dergilik, fizy, Hesabım, lifebox, Academy, Sports app, Upcall, TV+ and Yaani
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein

5

Second Quarter 2018 Results

(4) Excluding license fee
(5) Share of mobile voice line users which excludes subscribers who do not use their line in the last 3 months. Triple Play refers to mobile customers who use voice, data and one of core digital services.
(6) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Half Year
	Q217	Q218	y/y %	H117	H118	y/y %
Revenue	4,316.0	5,105.3	18.3%	8,368.6	9,866.9	17.9%
Cost of revenue[1]	(2,166.9)	(2,345.7)	8.3%	(4,155.2)	(4,480.6)	7.8%
Cost of revenue1/Revenue	(50.2%)	(45.9%)	4.3pp	(49.7%)	(45.4%)	4.3pp
Gross Margin[1]	49.8%	54.1%	4.3pp	50.3%	54.6%	4.3pp
Administrative expenses	(183.8)	(193.9)	5.5%	(383.6)	(408.7)	6.5%
Administrative expenses/Revenue	(4.3%)	(3.8%)	0.5pp	(4.6%)	(4.1%)	0.5pp
Selling and marketing expenses	(508.3)	(431.5)	(15.1%)	(972.9)	(821.3)	(15.6%)
Selling and marketing expenses/Revenue	(11.8%)	(8.5%)	3.3pp	(11.6%)	(8.3%)	3.3pp
EBITDA[2]	1,457.0	2,134.2	46.5%	2,856.9	4,156.2	45.5%
EBITDA Margin	33.8%	41.8%	8.0pp	34.1%	42.1%	8.0pp
Depreciation and amortization	(617.0)	(1,046.1)	69.5%	(1,245.4)	(2,025.9)	62.7%
EBIT[3]	840.0	1,088.2	29.5%	1,611.5	2,130.3	32.2%
Net finance income / (costs)	95.8	(486.4)	(607.7%)	(50.8)	(799.8)	n.m
Finance income	241.9	812.3	235.8%	443.4	1,277.1	188.0%
Finance costs	(146.1)	(1,298.7)	788.9%	(494.2)	(2,077.0)	320.3%
Other income / (expense)	(36.8)	(30.1)	(18.2%)	(33.1)	(63.6)	92.1%
Non-controlling interests	(11.0)	(14.4)	30.9%	(23.8)	(38.6)	62.2%
Income tax expense	(183.9)	(142.2)	(22.7%)	(341.2)	(312.4)	(8.4%)
Discontinued operations	-	-	-	-	-	-
Net Income	704.1	415.1	(41.0%)	1,162.6	915.9	(21.2%)
(1) Excluding depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 18.3% year-on-year in Q218. Higher data consumption on the back of 4.5G services, increased usage of digital services, a larger subscriber base with a higher postpaid ratio in Turkey, as well as increased share of multiplay subscribers on both the mobile and fixed fronts were the main drivers of this growth.

Turkcell Turkey revenues, at 86% of Group revenues, grew by 15.8% to TRY4,404 million (TRY3,803 million).

-	Data and digital services rose by 15.8% to TRY2,873 million (TRY2,480 million).

o
Higher 4.5G smartphone penetration, increased data users and higher data consumption per user were the main drivers of data and digital services revenue growth on the mobile front. On the fixed front, the main drivers were a larger subscriber base, price adjustments, and increased ratio of multiplay subscribers with TV.

o	Revenues from our digital publishing service Dergilik, TV+, music platform fizy and, personal cloud service lifebox also contributed to the growth of data and digital services revenues.

-	Wholesale revenues rose by 44.8% to TRY208 million (TRY144 million) on the back of increased carrier traffic and the positive impact of TRY depreciation on FX based revenues.

Turkcell International revenues, constituting 6% of Group revenues, grew by 28.6% to TRY332 million (TRY258 million), mainly with the increase in lifecell revenues.

6

Second Quarter 2018 Results

Other subsidiaries’ revenues, at 7% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services grew by 44.9% to TRY370 million (TRY255 million). This was driven mainly by the rise in the consumer finance company’s revenues to TRY231 million (TRY141 million) in Q218.

Cost of revenue (excluding depreciation and amortization) declined to 45.9% (50.2%) as a percentage of revenues in Q218. This was mainly due to the decline in cost of goods sold (1.7pp) and other cost items (3.7pp) despite the rise TRX expenses (1.1pp).

The impact of new IFRS standards is TRY222 million positive in cost of revenue items.

Administrative expenses declined to 3.8% (4.3%) as a percentage of revenues in Q218. The impact of new IFRS standards is TRY14 million positive.

Selling and marketing expenses declined to 8.5% (11.8%) as a percentage of revenues in Q218. This was driven by the decline in selling expenses (2.8pp) and other cost items (0.5pp).

The impact of new IFRS standards is TRY121 million positive.

EBITDA1 rose by 46.5% year-on-year in Q218 leading to an 8.0pp increase in EBITDA margin to 41.8% (33.8%). Cost of revenue (excluding depreciation and amortization) declined by 4.3pp, administrative expenses declined by 0.5pp and selling and marketing expenses declined by 3.3pp as a percentage of revenues.

The impact of new IFRS standards on EBITDA is TRY343 million positive. Excluding IFRS impacts, EBITDA rose 23.0% on the back of strong revenue growth and effective cost management.

-	Turkcell Turkey’s EBITDA grew by 43.8% to TRY1,867 million (TRY1,298 million) with an EBITDA margin of 42.4% (34.1%) on an 8.3pp increase. The impact of new IFRS standards is TRY295 million positive.

-	Turkcell International EBITDA rose by 85.4% to TRY122 million (TRY66 million) leading to an EBITDA margin of 36.9% (25.6%). The impact of new IFRS standards is TRY42 million positive.

-
The EBITDA of other subsidiaries rose by 55.7% to TRY145 million (TRY93 million) with the increasing contribution of our consumer finance company. The impact of new IFRS standards is TRY6 million positive.

Depreciation and amortization expenses increased 69.5% in Q218. The impact of new IFRS standards is TRY292 million negative in depreciation and amortization expenses.

Net finance expense was at TRY486 million (TRY96 million net finance income) in Q218. This was mainly due to higher net foreign exchange loss due to FX volatility, and higher interest expenses resulting from a higher loan amount. Our net foreign exchange loss after the positive impact of the hedging instruments this quarter was TRY279 million which would have been TRY961 million without hedging instruments in place. Furthermore, the impact of new IFRS standards was TRY84 million negative on net finance expense.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense decreased 22.7% year-on-year in Q218. Please see Appendix A for details.

Net income of the Group was at TRY415 million (TRY704 million) in Q218 mainly due to higher net foreign exchange loss, increased interest expenses on loans and higher depreciation and amortization expenses, despite solid operational performance.

Total cash & debt: Consolidated cash as of June 30, 2018 increased to TRY7,081 million from TRY4,590 million as of March 31, 2018. TRY3,151 million (US$691 million) of consolidated cash was denominated in US$, TRY2,393 million (EUR451 million) in EUR and TRY1,537 million in TRY and other local currencies.

Consolidated debt as of June 30, 2018 rose to TRY18,449 million from TRY15,130 million as of March 31, 2018. This was mainly due to the increased debt portfolio of Turkcell Turkey with a US$500 million Eurobond issuance in April, our consumer finance company and the FX impact on foreign currency denominated debt. Please note that US$170 million of the proceeds from Eurobond issuance was used to repay the first installment of the Club loan in Q218, while the remaining balance is reported under consolidated cash. Moreover, TRY1,136 million of our total debt is comprised of lease obligations resulting from the implementation of IFRS 16.

•	Consolidated debt breakdown excluding lease obligations resulting from the implementation of IFRS 16:

7

Second Quarter 2018 Results

-
Turkcell Turkey’s debt was TRY12,112 million, of which TRY6,557 million (US$1,438 million) was denominated in US$, TRY5,074 million (EUR956 million) in EUR, TRY140 million (CNY205 million) in CNY and the remaining TRY340 million in TRY.

-	The debt balance of lifecell was TRY749 million, of which TRY723 million (UAH4,152 million) was denominated in UAH and the remaining TRY26 million (EUR5 million) in EUR.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

-
Our consumer finance company had a debt balance of TRY4,447 million, of which TRY1,886 million (US$413 million) was denominated in US$, and TRY1,144 million (EUR215 million) in EUR with the remaining TRY1,417 million in TRY.

•
TRY628 million of IFRS 16 lease obligations is denominated in TRY, TRY251 million (US$55 million) in US$, TRY140 million (EUR26 million) in EUR and the remaining balance in other local currencies. (please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY10,103 million of our consolidated debt is set at a floating rate, while TRY6,688 million will mature within less than a year.

Net debt as of June 30, 2018 was at TRY11,368 million. Excluding the lease obligations resulting from the implementation of IFRS 16, net debt was at TRY10,231 million with a net debt to EBITDA ratio of 1.49 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY5,541 million with a leverage of 0.84 times.

Turkcell Group’s short FX position was at US$301 million as at the end of Q218. Excluding the impact of the implementation of IFRS 16, our short position was at US$215 million. This is below the US$500 million level advised by our Board considering the size of our operations and balance sheet.  (Please note that this figure takes into account advance payments and hedging but excludes FX swap transactions for TL borrowing).

Cash flow analysis: Capital expenditures, including non-operational items, amounted to TRY1,229.6 million (excluding the impact of new IFRS standards) in Q218. The cash flow item noted as “Other” in Q218 included the positive impact of the change in working capital.

In Q218 and H118, operational capital expenditures (excluding license fees) at the Group level were at 20.2% and 16.0% of total revenues, respectively.

Consolidated Cash Flow (million TRY)	Quarter		Half Year
	Q217	Q218	H117	H118
EBITDA[1]	1,457.0	2,134.2	2,856.9	4,156.2
LESS:
Capex and License	(773.3)	(1,229.6)	(1,344.7)	(1,950.1)
Turkcell Turkey	(698.1)	(999.9)	(1,231.5)	(1,529.8)
Turkcell International[2]	(67.6)	(222.3)	(102.6)	(410.7)
Other Subsidiaries[2]	(7.6)	(7.4)	(10.6)	(9.7)
Net interest Income / (expense)	139.1	474.2	150.0	654.8
Other	(1,729.3)	98.1	(2,720.4)	(2,197.7)
Net Change in Borrowing	450.5	1,645.6	1,000.4	2,336.6
Cash generated / (used)	(456.0)	3,122.6	(57.8)	2,999.9
Cash balance before dividend payment	5,994.5	7,712.2	5,994.5	7,712.2
Dividend paid	(1,000.0)	(631.4)	(1,000.0)	(631.4)
Cash balance after dividend payment	4,994.5	7,080.9	4,994.5	7,080.9
(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

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Second Quarter 2018 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Q217	Q118	Q218	y/y %	q/q %
Number of subscribers (million)	36.6	37.3	37.6	2.7%	0.8%
Mobile Postpaid (million)	18.2	18.6	18.8	3.3%	1.1%
Mobile M2M (million)	2.2	2.4	2.5	13.6%	4.2%
Mobile Prepaid (million)	16.0	16.0	16.0	-	-
Fiber (thousand)	1,117.5	1,248.7	1,288.5	15.3%	3.2%
ADSL (thousand)	907.1	916.6	916.7	1.1%	-
IPTV (thousand)	436.0	535.0	559.9	28.4%	4.7%
Churn (%)
Mobile Churn (%)[1]	4.2%	4.2%	5.5%	1.3pp	1.3pp
Fixed churn (%)	4.8%	5.3%	4.5%	(0.3pp)	(0.8pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	29.1	31.5	32.7	12.4%	3.8%
Mobile ARPU, blended (excluding M2M)	30.8	33.6	34.9	13.3%	3.9%
Postpaid	42.0	45.4	47.1	12.1%	3.7%
Postpaid (excluding M2M)	47.3	51.5	53.7	13.5%	4.3%
Prepaid	14.6	15.3	15.8	8.2%	3.3%
Fixed Residential ARPU, blended	52.7	55.3	55.4	5.1%	0.2%
Average mobile data usage per user (GB/user)	3.9	4.4	5.0	28.2%	13.6%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	345.0	344.8	364.4	5.6%	5.7%
(1) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy. The net mobile subscriber addition figures and mobile churn rate for Q217 and Q118 disclosed in this document have been positively impacted by this change.

Our mobile subscriber base expanded by 174 thousand quarterly net additions, reaching 34.8 million in total, on the back of our value propositions focused on a richer customer experience. Our postpaid subscriber base grew by 205 thousand quarterly net additions to 54.1% (53.2%) of our total mobile subscriber base. This growth was supported mainly by our strong performance in the corporate segment, where we registered the lowest quarterly churn rate of the past 12 years. On a year-on-year basis our mobile customer base expanded by 646 thousand net additions.

Our fixed subscriber base has continued to grow exceeding 2.2 million subscribers mainly on 40 thousand quarterly net additions of fiber subscribers. Our fixed customer base grew by 181 thousand on a year-on-year basis. IPTV subscribers reached 560 thousand on 25 thousand quarterly and 124 thousand annual net additions. Total TV users including OTT TV only customers reached 2.6 million. The Turkcell TV+ mobile application has been downloaded 8.7 million times as of July.

In Q218, our mobile churn rate was 5.5%, while our fixed churn rate was 4.5%.

Mobile ARPU (excluding M2M) grew by 13.3% year-on-year in Q218. Mobile ARPU growth was mainly driven by increased data and digital services penetration, our upsell performance, price adjustments and larger postpaid base. The increased share of triple play customers, who use voice, data and digital services combined, to 60.5%2 contributed to the ARPU rise as well.

Fixed Residential ARPU rose 5.1% in Q218 year-on-year with the increase in multiplay subscribers with TV3 to 46.8% of total residential fiber subscribers, along with upsell efforts.

Strong demand for our mobile data offerings continued as average mobile data usage per user rose by 28.2% in Q218 year-on-year driven by increased usage of data and digital services offerings. Average mobile data usage of 4.5G users was at 6.6GB in Q218 and 7.0GB in June 2018.

4.5G compatible smartphone penetration continued to increase on our network. 4.5G compatible smartphones4 increased to 18 million on ~1 million quarterly additions to 77% of total smartphones in Q218.

(2) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months. Triple Play refers to mobile customers who use voice, data and one of core digital services
(3) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(4) Adjusted to reflect the updated 4.5G smartphone figures on our network

9

Second Quarter 2018 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Quarter			Half Year
	Q217	Q218	y/y%	H117	H118	y/y%
Revenue (million UAH)	1,173.3	1,276.5	8.8%	2,353.5	2,484.4	5.6%
EBITDA (million UAH)	303.6	563.7	85.7%	623.3	1,068.6	71.4%
EBITDA margin (%)	25.9%	44.2%	18.3pp	26.5%	43.0%	16.5pp
Net income / (loss) (million UAH)	(94.0)	(206.7)	119.9%	(231.9)	(384.9)	66.0%
Capex (million UAH)[2]	443.9	1,190.8	168.3%	681.5	2,522.5	270.1%
Revenue (million TRY)	157.8	207.7	31.6%	317.6	375.7	18.3%
EBITDA (million TRY)	40.8	98.8	142.2%	84.1	168.6	100.5%
EBITDA margin (%)	25.9%	47.6%	21.7pp	26.5%	44.9%	18.4pp
Net income / (loss) (million TRY)	(12.6)	(34.2)	171.4%	(31.3)	(59.1)	88.8%
(1) Since July 10, 2015, we hold a 100% stake in lifecell.
(2) Excluding the impact of new IFRS standards

lifecell (Ukraine) revenues increased 8.8% year-on-year in Q218 in local currency terms mainly on the back of mobile data revenues. Digital services revenues also contributed to the growth of lifecell’s revenues. EBITDA in local currency terms increased 85.7% year-on-year leading to an EBITDA margin of 44.2%

lifecell’s revenues in TRY terms rose by 31.6%, while the EBITDA margin increased to 47.6% year-on-year in Q218. The impact of new IFRS standards on lifecell’s EBITDA is TRY43.8 million positive in Q218.

lifecell Operational Data	Q217	Q118	Q218	y/y%	q/q %
Number of subscribers (million)[3]	12.3	10.3	10.1	(17.9%)	(1.9%)
Active (3 months)[4]	8.4	7.7	7.8	(7.1%)	1.3%
MOU (minutes) (12 months)	126.7	138.5	147.4	16.3%	6.4%
ARPU (Average Monthly Revenue per User), blended (UAH)	31.7	37.7	41.7	31.5%	10.6%
Active (3 months) (UAH)	45.5	51.4	55.5	22.0%	8.0%
(3) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(4) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base increased to 7.8 million in Q218. Blended ARPU (3-month active) rose by 22.0% year-on-year in Q218, mostly on rising mobile data consumption and a greater number of customers with higher ARPU tariffs.

On March 30th, lifecell was the first to launch LTE services on the 2600 MHz frequency in Ukraine. LTE services were introduced using LTE Advanced Pro (4.5G) technology, which provides up to five times faster download speed and up to ten times faster upload speed than 3G technology. As of June, 4.5G users reached 817 thousand and mobile data usage of 4.5G users in Q218 was 4.3GB. On July 1st, lifecell also launched 4.5G services on the 1800 MHz frequency.

lifecell’s three-month active 3G data users declined to 3.2 million as at the end of Q218 mainly due to customers switching to 4.5G service. Data usage per 3G user increased 80% in Q218 on a year-on-year basis. Meanwhile, lifecell continued its leadership of the Ukrainian market in smartphone penetration, which reached 71% as at the end of Q218.

In line with Turkcell’s global digital services strategy, lifecell continued to enrich its digital services portfolio. In addition to its fizy radio platform service, in April lifecell launched the complete fizy service in the Ukrainian market with both local and international content. lifecell also launched its new digital services bundled offer, including fizy, lifebox, magazines and TV+ services in Q218.

10

Second Quarter 2018 Results

BeST[1]	Quarter			Half Year
	Q217	Q218	y/y%	H117	H118	y/y%
Number of subscribers (million)	1.6	1.6	-	1.6	1.6	-
Active (3 months)	1.2	1.2	-	1.2	1.2	-
Revenue (million BYN)	27.6	30.6	10.9%	51.6	59.8	15.9%
EBITDA (million BYN)	1.8	4.4	144.4%	0.5	9.7	n.m
EBITDA margin (%)	6.6%	14.4%	7.8pp	1.0%	16.1%	15.1pp
Net loss (million BYN)	(9.3)	(10.3)	10.8%	(22.7)	(20.3)	(10.6%)
Capex (million BYN)[2]	2.2	2.4	9.1%	5.1	5.7	11.8%
Revenue (million TRY)	52.3	65.4	25.0%	98.4	122.0	24.0%
EBITDA (million TRY)	3.4	10.5	208.8%	1.0	20.8	n.m
EBITDA margin (%)	6.6%	16.0%	9.4pp	1.0%	17.0%	16.0pp
Net loss (million TRY)	(17.7)	(22.1)	24.9%	(43.3)	(41.5)	(4.2%)
Capex (million TRY)[2]	3.5	6.3	80.0%	9.3	13.0	39.8%
(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.
(2) Excluding the impact of new IFRS standards

BeST revenues rose by 10.9% year-on-year in Q218 in local currency terms, driven mainly by growth in voice, mobile data and device sale revenues. BeST’s EBITDA margin rose to 14.4% positively impacted by the implementation of the new IFRS standards.

BeST’s revenues in TRY terms rose by 25.0% year-on-year in Q218 while its EBITDA margin increased to 16.0%. The impact of new IFRS standards on BeST’s EBITDA is TRY8.6 million positive in Q218.

BeST, providing 4G services in all regions of Belarus, continued to increase its coverage. The rising penetration of 4G users which exceeded 30% of 3-month active users and the resulting increase in 4G traffic led to higher data revenues.

Furthermore, BeST continued to add new services and features to its digital services portfolio. During the quarter, fizy was launched in the Belarusian market with both local and international content. The penetration of digital services within its customer base continued to increase, leading to increased digital services revenues.

Kuzey Kıbrıs Turkcell[3] (million TRY)	Quarter			Half Year
	Q217	Q218	y/y%	H117	H118	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	40.0	45.2	13.0%	76.3	88.7	16.3%
EBITDA	15.2	17.2	13.2%	28.3	31.3	10.6%
EBITDA margin (%)	38.1%	38.0%	(0.1pp)	37.1%	35.2%	(1.9pp)
Net income	9.7	10.1	4.1%	17.3	15.4	(11.0%)
Capex[4]	4.2	7.4	76.2%	7.8	11.5	47.4%
(3) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.
(4) Excluding the impact of new IFRS standards

Kuzey Kıbrıs Turkcell revenues rose by 13.0% year-on-year in Q218 mainly driven by the growth in mobile data revenues and increased device sales. EBITDA increased by 13.2% which resulted in an EBITDA margin of 38.0%. The decline in EBITDA margin was mainly due to the rise in the cost of devices sold and interconnection costs. The impact of new IFRS standards on Kuzey Kıbrıs Turkcell’s EBITDA is TRY1.5 million positive in Q218.

Fintur had operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

11

Second Quarter 2018 Results

On March 5, 2018, Fintur transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş to Azerbaijan International Telecom LLC, a fully state-owned company of the Republic of Azerbaijan, for EUR221.7 million.

On March 20, 2018, Fintur completed the transfer of its 99.99% total shareholding in Geocell LLC to Silknet JSC, a joint stock company organized under the laws of Georgia, for a total consideration of US$153 million.

These transactions have no impact on our financial statements since Fintur is classified as “assets held for sale” in our financials.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 50.1 million as of June 30, 2018. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

Turkcell Group Subscribers	Q217	Q118	Q218	y/y%	q/q%
Mobile Postpaid (million)	18.2	18.6	18.8	3.3%	1.1%
Mobile Prepaid (million)	16.0	16.0	16.0	-	-
Fiber (thousand)	1,117.5	1,248.7	1,288.5	15.3%	3.2%
ADSL (thousand)	907.1	916.6	916.7	1.1%	-
IPTV (thousand)	436.0	535.0	559.9	28.4%	4.7%
Turkcell Turkey subscribers (million)[1]	36.6	37.3	37.6	2.7%	0.8%
lifecell (Ukraine)	12.3	10.3	10.1	(17.9%)	(1.9%)
BeST (Belarus)	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[2]	0.4	0.3	0.3	(25.0%)	-
Turkcell Group Subscribers (million)	51.4	50.1	50.1	(2.5%)	-
(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Half Year
	Q217	Q118	Q218	y/y%	q/q%	H117	H118	y/y%
GDP Growth (Turkey)	5.4%	7.4%	n.a	n.a	n.a	5.4%	n.a	n.a
Consumer Price Index (Turkey) (yoy)	10.9%	10.2%	15.4%	4.5pp	5.2pp	10.9%	15.4%	4.5pp
US$ / TRY rate
Closing Rate	3.5071	3.9489	4.5607	30.0%	15.5%	3.5071	4.5607	30.0%
Average Rate	3.5625	3.8077	4.2639	19.7%	12.0%	3.6145	4.0358	11.7%
EUR / TRY rate
Closing Rate	4.0030	4.8673	5.3092	32.6%	9.1%	4.0030	5.3092	32.6%
Average Rate	3.9348	4.6795	5.0636	28.7%	8.2%	3.9180	4.8715	24.3%
US$ / UAH rate
Closing Rate	26.10	26.54	26.19	0.3%	(1.3%)	26.10	26.19	0.3%
Average Rate	26.48	27.42	26.24	(0.9%)	(4.3%)	26.78	26.83	0.2%
US$ / BYN rate
Closing Rate	1.9336	1.9501	1.9898	2.9%	2.0%	1.9336	1.9898	2.9%
Average Rate	1.8787	1.9663	1.9975	6.3%	1.6%	1.8948	1.9819	4.6%

12

Second Quarter 2018 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Half Year
	Q217	Q218	y/y%	H117	H118	y/y%
Adjusted EBITDA	1,457.0	2,134.2	46.5%	2,856.9	4,156.2	45.5%
Depreciation and amortization	(617.0)	(1,046.1)	69.5%	(1,245.4)	(2,025.9)	62.7%
Finance income	241.9	812.3	235.8%	443.4	1,277.1	188.0%
Finance costs	(146.1)	(1,298.7)	788.9%	(494.2)	(2,077.0)	320.3%
Other income / (expense)	(36.8)	(30.1)	(18.2%)	(33.1)	(63.6)	92.1%
Consolidated profit from continued operations before income tax & minority interest	899.0	571.7	(36.4%)	1,527.6	1,266.9	(17.1%)
Income tax expense	(183.9)	(142.2)	(22.7%)	(341.2)	(312.4)	(8.4%)
Consolidated profit from continued operations before minority interest	715.0	429.5	(39.9%)	1,186.4	954.5	(19.5%)
Discontinued operations	-	-	-	-	-	-
Consolidated profit before minority interest	715.0	429.5	(39.9%)	1,186.4	954.5	(19.5%)

13

Second Quarter 2018 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2018. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2017 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 8 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Moldova. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. In 2G and 3G, Turkcell’s population coverage in Turkey is at 99.59% and 97.98%, respectively, as of June 2018. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY5.1 billion revenue in Q218 with total assets of TRY41.0 billion as of June 30, 2018. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

Second Quarter 2018 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Half Year
	Q217	Q218	y/y%	H117	H118	y/y%
Turkcell Turkey	(45.1)	(658.2)	n.m	(199.9)	(1,024.7)	412.6%
Turkcell International	9.3	(33.7)	(462.4%)	2.4	(43.0)	n.m
Other Subsidiaries	(7.4)	(268.8)	n.m	(3.2)	(386.9)	n.m
Net FX loss before hedging	(43.3)	(960.6)	n.m	(200.7)	(1,454.6)	624.8%
Fair value gain on derivative financial instruments	78.0	682.1	774.5%	128.4	1,005.0	682.7%
Net FX gain / (loss) after hedging	34.7	(278.5)	(902.6%)	(72.3)	(449.6)	521.9%

Table: Income tax expense details

Million TRY	Quarter			Half Year
	Q217	Q218	y/y%	H117	H118	y/y%
Current tax expense	(136.9)	(181.6)	32.7%	(233.0)	(361.7)	55.2%
Deferred tax income / (expense)	(47.0)	39.4	n.m	(108.1)	49.4	n.m
Income Tax expense	(183.9)	(142.2)	(22.7%)	(341.2)	(312.4)	(8.4%)

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
For the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Note	30 June 2018	31 December 2017
Assets
Property, plant and equipment	9	10,115,897	9,665,408
Right-of-use assets	11	1,512,957	-
Intangible assets	10	9,645,884	8,340,410
Investment properties		16,853	980
Trade receivables		148,863	155,634
Receivables from financial services		1,471,509	1,297,597
Deferred tax assets		132,648	96,060
Investments in equity accounted investees	19	950	-
Held to maturity investments		406	654
Other non-current assets		289,385	356,620
Total non-current assets		23,335,352	19,913,363

Inventories		267,569	104,102
Trade receivables and accrued income		3,076,015	2,848,572
Due from related parties		11,987	5,299
Receivables from financial services		3,258,229	2,950,523
Derivative financial instruments		1,255,815	981,396
Held to maturity investments		14,364	11,338
Cash and cash equivalents		7,080,853	4,712,333
Other current assets		1,205,699	1,160,605
Subtotal		16,170,531	12,774,168
Assets classified as held for sale	12	1,520,275	1,294,938

Total current assets		17,690,806	14,069,106

Total assets		41,026,158	33,982,469

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)		(50,427)	(56,313)
Additional paid in capital		35,026	35,026
Reserves		2,216,004	1,542,679
Remeasurements of employee termination benefit		(44,776)	(44,776)
Retained earnings		10,546,900	11,312,276
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		14,902,996	14,989,161
Non-controlling interests		49,290	55,927

Total equity		14,952,286	15,045,088

Liabilities
Borrowings	14	11,760,322	8,257,995
Employee benefit obligations		226,915	197,666
Provisions		217,468	197,418
Deferred tax liabilities		926,625	651,122
Other non-current liabilities		491,530	409,337
Total non-current liabilities		13,622,860	9,713,538

Borrowings	14	6,688,304	4,278,154
Current tax liabilities		154,020	103,105
Trade and other payables		3,832,243	3,696,466
Due to related parties		1,232,764	6,980
Deferred revenue		222,272	193,831
Provisions		174,409	835,199
Derivative financial instruments		147,000	110,108
Total current liabilities		12,451,012	9,223,843

Total liabilities		26,073,872	18,937,381

Total equity and liabilities		41,026,158	33,982,469

The accompanying notes on page 7 to 47 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Six months ended		Three months ended
	Note	30 June 2018	30 June 2017	30 June 2018	30 June 2017

Revenue	8	9,424,336	8,111,536	4,874,686	4,174,904
Revenue from financial services	8	442,580	257,084	230,635	141,114
Total revenue		9,866,916	8,368,620	5,105,321	4,316,018

Cost of revenue		(6,353,644)	(5,268,211)	(3,313,767)	(2,710,357)
Cost of revenue from financial services		(152,866)	(132,362)	(77,984)	(73,579)
Total cost of revenue		(6,506,510)	(5,400,573)	(3,391,751)	(2,783,936)

Gross profit		3,070,692	2,843,325	1,560,919	1,464,547
Gross profit from financial services		289,714	124,722	152,651	67,535
Total gross profit		3,360,406	2,968,047	1,713,570	1,532,082

Other income		43,960	32,091	30,066	(2,887)
Selling and marketing expenses		(821,321)	(972,930)	(431,519)	(508,314)
Administrative expenses		(408,748)	(383,603)	(193,865)	(183,771)
Other expenses		(107,625)	(65,226)	(60,260)	(33,936)
Operating profit		2,066,672	1,578,379	1,057,992	803,174

Finance income	6	1,246,752	443,419	781,940	241,925
Finance costs	6	(2,046,578)	(494,204)	(1,268,296)	(146,120)
Net finance income / (cost)		(799,826)	(50,785)	(486,356)	95,805

Profit before income tax		1,266,846	1,527,594	571,636	898,979

Income tax expense	7	(312,372)	(341,157)	(142,177)	(183,943)
Profit from the period		954,474	1,186,437	429,459	715,036

Profit for the period is attributable to:
Owners of the Company		915,835	1,162,645	415,055	704,073
Non-controlling interest		38,639	23,792	14,404	10,963
Total		954,474	1,186,437	429,459	715,036

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		0.42	0.53	0.19	0.32
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.42	0.53	0.19	0.32
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)		-	-	-	-

The accompanying notes on page 7 to 47 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER
COMPREHENSIVE INCOME
For the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Six months ended		Three months ended
	30 June 2018	30 June 2017	30 June 2018	30 June 2017

Profit for the period	954,474	1,186,437	429,459	715,036

Other comprehensive income / (loss):

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	251,835	25,253	154,099	(12,026)
Exchange differences arising from discontinued operations	225,341	(3,457)	174,776	(37,567)
Income tax relating to these items	(119,295)	(40,546)	(63,023)	(5,321)
Other comprehensive income / (loss) for the period, net of income tax	357,881	(18,750)	265,852	(54,914)
Total comprehensive income for the period	1,312,355	1,167,687	695,311	660,122

Total comprehensive income attributable to:
Owners of the Company	1,272,430	1,140,952	679,846	648,985
Non-controlling interest	39,925	26,735	15,465	11,137
Total	1,312,355	1,167,687	695,311	660,122

Total comprehensive income attributable to the owners of the Company arises from:
Continuing operations	1,059,483	1,149,227	508,575	682,014
Discontinued operations	212,947	(8,275)	171,271	(33,029)
	1,272,430	1,140,952	679,846	648,985

The accompanying notes on page 7 to 47 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2018
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Reserve for Non-Controlling Interest Put Option (*)	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve (*)	Retained Earnings	Total	Non-Controlling Interests	Total Equity
Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss)
Profit for the period	-	-	-	-	-	-	-	-	1,162,645	1,162,645	23,792	1,186,437
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	-	-	2,195	-	(23,888)	-	(21,693)	2,943	(18,750)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	2,195	-	(23,888)	-	(21,693)	2,943	(18,750)
Total comprehensive income/(loss)	-	-	-	-	-	2,195	-	(23,888)	1,162,645	1,140,952	26,735	1,167,687
Transfer to legal reserves	-	-	-	-	355,277	-	-	-	(355,277)	-	-	-
Dividends paid (Note 13)	-	9,294	-	-	-	-	-	-	(3,000,000)	(2,990,706)	(44,228)	(3,034,934)
Balance at 30 June 2017	2,200,000	(56,313)	35,026	269	1,550,481	(492,002)	(41,786)	378,001	10,588,335	14,162,011	39,139	14,201,150

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy (Note 3)	-	-	-	-	-	-	-	543	534,976	535,519	-	535,519
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	(540,045)	(44,776)	440,243	11,847,252	15,524,680	55,927	15,580,607
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	915,835	915,835	38,639	954,474
Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	(143,110)	-	499,705	-	356,595	1,286	357,881
Total other comprehensive income, net of income tax	-	-	-	-	-	(143,110)	-	499,705	-	356,595	1,286	357,881
Total comprehensive income	-	-	-	-	-	(143,110)	-	499,705	915,835	1,272,430	39,925	1,312,355
Transfer to legal reserves	-	-	-	-	316,187	-	-	-	(316,187)	-	-	-
Dividends paid (Note 13)	-	5,886	-	-	-	-	-	-	(1,900,000)	(1,894,114)	(46,562)	(1,940,676)
Balance at 30 June 2018	2,200,000	(50,427)	35,026	269	1,959,211	(683,155)	(44,776)	939,948	10,546,900	14,902,996	49,290	14,952,286

(*) Included in reserves in the condensed interim consolidated statement of financial position.

The accompanying notes on page 7 to 47 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the six months ended 30 June 2018
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Six months ended
		30 June
	Note	2018	2017
Cash flows from operating activities:
Profit before income tax from
Continuing operations		954,474	1,186,437
Discontinued operations		-	-
Profit before income tax including discontinued operations		954,474	1,186,437

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties		880,488	714,976
Amortization of intangible assets	10	1,145,409	530,417
Net finance income		411,030	65,688
Fair value adjustments to derivatives	15	(1,001,050)	(119,604)
Income tax expense		312,372	341,157
Gain on sale of property, plant and equipment		(16,372)	(9,855)
Unrealized foreign exchange losses on operating assets		2,076,464	326,571
Provisions		277,323	93,577
Deferred revenue		66,384	174,574
		5,106,522	3,303,938
Change in operating assets/liabilities
Change in trade receivables		(164,029)	463,737
Change in due from related parties		(5,489)	2,083
Change in receivables from financial services		(587,695)	(1,056,707)
Change in inventories		(163,467)	(10,827)
Change in other current assets		(43,841)	(646,640)
Change in other non-current assets		126,910	991
Change in due to related parties		(30,850)	1,936,201
Change in trade and other payables		(125,664)	(3,478,867)
Change in other non-current liabilities		(66,756)	841
Change in employee benefit obligations		(5,072)	17,126
Changes in other working capital		(817,547)	(65,687)
Cash generated from operations		3,223,022	466,189

Interest paid		(516,613)	(351,876)
Income tax paid		(411,988)	(224,385)
Net cash inflow from operating activities		2,294,421	(110,072)
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(1,131,756)	(910,510)
Acquisition of intangible assets	10	(1,063,591)	(433,735)
Proceeds from sale of property, plant and equipment		32,041	41,227
Proceeds from advances given for acquisition of property, plant and equipment		(58,362)	1,245
Payments for held to maturity investment		(2,784)	(4,723)
Interest received		291,623	299,462
Net cash outflow from investing activities		(1,932,829)	(1,007,034)

Cash flows from financing activities:
Dividends received for treasury share		1,962	3,098
Proceeds from issues of loans and borrowings		25,003,047	9,666,015
Proceeds from issues of bonds		2,113,313	179,272
Repayment of borrowings		(24,062,197)	(8,639,793)
Repayment of bonds		-	(237,865)
Proceeds from derivative instruments		316,827	-
Repayments of derivative instruments		(218,167)	-
Dividends paid to shareholders		(601,514)	(933,997)
Dividends paid to non-controlling interest		(46,562)	(44,228)
(Increase)/decrease in cash collateral related to loans		(82,653)	-
Payments of lease liabilities		(511,126)	-
Net cash (outflow)/inflow from financing activities		1,912,930	(7,498)

Net (decrease)/increase in cash and cash equivalents		2,274,522	(1,124,604)

Cash and cash equivalents at 1 January		4,712,333	6,052,352

Effects of exchange rate changes on cash and cash equivalents		93,998	66,771

Cash and cash equivalents at 30 June		7,080,853	4,994,519

The accompanying notes on page 7 to 47 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the six months ended 30 June 2018 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 25 July 2018.

After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members and 4 members, of which 2 members were chosen from the independent nominees list submitted by TeliaSonera Finland Oyj (“Sonera”), as board members who satisfy the independence criteria in 2013. On March 29, 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for 3 years instead of 3 members appointed by the CMB. As of 30 June 2018, Turkcell’s board of directors consists of a total of 7 non-executive members, including 3 independent members. A member of board of directors resigned from his office as of 11 July 2018. Therefore, currently Turkcell’s board of directors consists of a total of 6 non-executive members, including 3 independent members.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

2.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the year ended 31 December 2017 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the six months ended 30 June 2018 as set out in Note 3.

The Group adopted IFRS 9, ”Financial Instruments” and IFRS 15, “Revenue from contracts with customers” for the first time for the period beginning on 1 January 2018. The Group early adopted the new standard, IFRS 16, “Leases” for the first time for the period beginning on 1 January 2018.

The impact of adoption of   IFRS 9, ”Financial Instruments ” and IFRS 15, “Revenue from contracts with customers” and  IFRS 16, “Leases” on the condensed consolidated interim financial statements and accounting policies are explained under Note 3.

3.	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases on the group’s condensed consolidated interim financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

a)	Impact on the condensed consolidated interim financial statements

The impact of adoption of IFRS 9, IFRS 15 and IFRS 16 on the condensed consolidated interim financial position as at 30 June 2018 and for the six months ended 30 June 2018 are stated as below. The adoptions of these standards do not have a significant impact on the condensed consolidated interim other comprehensive income and condensed consolidated interim statement of cash flows.

The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. The adjustments are explained in more detail by standard below.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	30 June 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	30 June 2018 w/o Adoptions
Assets
Property, plant and equipment	10,115,897	-	-	-	10,115,897
Right-of-use assets	1,512,957	-	-	1,512,957	-
Intangible assets	9,645,884	-	895,224	-	8,750,660
Investment properties	16,853	-	-	-	16853
Trade receivables	148,863	(1,189)	-	-	150,052
Receivables from financial services	1,471,509	-	-	-	1,471,509
Deferred tax assets	132,648	-	-	17,844	114,804
Investments in equity accounted investees	950	-	-	-	950
Held to maturity investments	406	-	-	-	406
Other non-current assets	289,385	(322)	(11,594)	(157,134)	458,435
Total non-current assets	23,335,352	(1,511)	883,630	1,373,667	21,079,566

Inventories	267,569	-	-	-	267,569
Trade receivables and accrued income	3,076,015	49,704	(11,697)	-	3,038,008
Due from related parties	11,987	-	-	-	11,987
Receivables from financial services	3,258,229	(60,640)	-	-	3,318,869
Derivative financial instruments	1,255,815	-	-	-	1,255,815
Held to maturity investments	14,364	(3)	-	-	14,367
Cash and cash equivalents	7,080,853	(1,788)	-	-	7,082,641
Other current assets	1,205,699	(173)	(130,645)	(300,634)	1,637,151
Subtotal	16,170,531	(12,900)	(142,342)	(300,634)	16,626,407
Assets classified as held for sale	1,520,275	-	-	-	1,520,275

Total current assets	17,690,806	(12,900)	(142,342)	(300,634)	18,146,682

Total assets	41,026,158	(14,411)	741,288	1,073,033	39,226,248

Equity
Share capital	2,200,000	-	-	-	2,200,000
Share premium	269	-	-	-	269
Treasury shares (-)	(50,427)	-	-	-	(50,427)
Additional paid in capital	35,026	-	-	-	35,026
Reserves	2,216,004	319	6,398	(150)	2,209,437
Remeasurements of employee termination benefit	(44,776)	-	-	-	(44,776)
Retained earnings	10,546,900	(10,646)	581,323	(63,226)	10,039,449
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)	14,902,996	(10,327)	587,721	(63,376)	14,388,978
Non-controlling interests	49,290	-	-	-	49,290
Total equity	14,952,286	(10,327)	587,721	(63,376)	14,438,268

Liabilities
Borrowings	11,760,322	-	-	638,738	11,121,584
Employee benefit obligations	226,915	-	-	-	226,915
Provisions	217,468	-	-	-	217,468
Deferred tax liabilities	926,625	(4,084)	156,907	-	773,802
Other non-current liabilities	491,530	-	-	-	491,530
Total non-current liabilities	13,622,860	(4,084)	156,907	638,738	12,831,299

Borrowings	6,688,304	-	-	497,671	6,190,633
Current tax liabilities	154,020	-	-	-	154,020
Trade and other payables	3,832,243	-	1,593	-	3,830,650
Due to related parties	1,232,764	-	-	-	1,232,764
Deferred revenue	222,272	-	(4,933)	-	227,205
Provisions	174,409	-	-	-	174,409
Derivative financial instruments	147,000	-	-	-	147,000
Total current liabilities	12,451,012	-	(3,340)	497,671	11,956,681

Total liabilities	26,073,872	(4,084)	153,567	1,136,409	24,787,980

Total equity and liabilities	41,026,158	(14,411)	741,288	1,073,033	39,226,248

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	1 January - 30 June 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	1 January - 30 June 2018 w/o Adoptions

Revenue	9,424,336	-	(25,006)	-	9,449,342
Revenue from financial services	442,580	-	8,835	-	433,745
Total revenue	9,866,916	-	(16,171)	-	9,883,087

Cost of revenue	(6,353,644)	-	(164,009)	13,130	(6,202,765)
Cost of revenue from financial services	(152,866)	-	-	-	(152,866)
Total cost of revenue	(6,506,510)	-	(164,009)	13,130	(6,355,631)

Gross profit	3,070,692	-	(189,015)	13,130	3,246,577
Gross profit from financial services	289,714	-	8,835	-	280,879
Total gross profit	3,360,406	-	(180,180)	13,130	3,527,456

Other income	43,960	-	-	-	43,960
Selling and marketing expenses	(821,321)	-	222,604	23,136	(1,067,061)
Administrative expenses	(408,748)	616	(423)	22,096	(431,037)
Other expenses	(107,625)	-	-	30	(107,655)
Operating profit	2,066,672	616	42,001	58,392	1,965,663

Finance income	1,246,752	-	-	181	1,246,571
Finance costs	(2,046,578)	34	-	(139,642)	(1,906,970)
Net finance costs	(799,826)	34	-	(139,461)	(660,399)

Profit before income tax	1,266,846	650	42,001	(81,069)	1,305,264

Income tax expense	(312,372)	507	(7,371)	17,843	(323,351)
Profit from continuing operations	954,474	1,157	34,630	(63,226)	981,913

Profit from discontinued operations (attributable to owners of the Company)	-	-	-	-	-
Profit for the year	954,474	1,157	34,630	(63,226)	981,913

Profit for the year is attributable to:
Owners of the Company	915,835	1,157	34,630	(63,226)	943,274
Non-controlling interests	38,639	-	-	-	38,639
Total	954,474	1,157	34,630	(63,226)	981,913

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.42	0.00	0.02	(0.03)	0.43

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

IFRS 9 Financial Instruments – Impact of adoption

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the condensed consolidated interim financial statements as stated below:

The total impact on the group’s retained earnings as at 1 January 2018 is as follows:

1 January 2018
Retained Earnings Opening – 31 December 2017	11,312,276
Increase in provision for receivables from financial services	(52,951)
Increase in provision for other financial assets	37,762
Deferred tax effect	3,155
Other	317
Total impact of adoption in accordance with IFRS 9	(11,717)
Retained Earnings Opening – 1 January 2018 (Including IFRS 9- excluding IFRS 15)	11,300,559

Impairment of financial assets
The group recognizes impairment charges for financial assets that are subject to the expected credit loss model in accordance with IFRS 9 as below:

• Trade receivables resulting from operations
• Financial services receivables
• Cash and cash equivalents
• Financial investments
• Other receivables
• Other assets

Financial services receivables

On 1 January 2018, credit risks were assessed for these loans in accordance with the impairment methodology and TL (52,951) has been recognized under retained earnings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

The reconciliation of impairment provision and opening balances for financial services receivables as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	72,992
Amounts restated through opening retained earnings	52,951
At 1 January 2018 (calculated under IFRS 9)	125,943
Current year provision at profit or loss statement – IFRS 9	96,610
Current year provision at profit or loss statement if IAS 39 was applied	88,921

Other financial assets
The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for its financial assets comprising of trade receivables, cash and cash equivalents, financial investments, other receivables and other assets.

The reconciliation of impairment provision and opening balances for other financial assets as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	705,440
Amounts restated through opening retained earnings	(37,762)
At 1 January 2018 (calculated under IFRS 9)	667,678
Current year provision at profit or loss statement-IFRS 9	139,610
Current year provision at profit or loss statement if IAS 39 was applied	147,949

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

IFRS 15 Revenue from Contracts with Customers – Impact of adoption

The impact of adoption of IFRS 15, “Revenue from contracts with customers” on retained earnings as of 1 January 2018 is stated as below:

1 January 2018
Retained earnings 1 January 2018- (including IFRS 9 effects-excluding IFRS 15 effects)	11,300,559
Recognition of asset for subscriber acquisition cost	820,866
Decrease in current assets and non-current assets	(132,685)
Deferred tax effect	(149,284)
Other	7,796
Adjustment to retained earnings from adoption of IFRS 15	546,693

Opening retained earnings 1 January 2018 - (including IFRS 9 and IFRS 15 effects)	11,847,252

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the condensed consolidated interim financial statements.

Contract costs capitalized prior to IFRS 15 have been classified under prepaid expenses. As of 1 January 2018, contract costs amounting to 156,879 TL has been classified from prepaid expenses to intangible assets.

Details of contract costs and related accumulated depreciation for the period 1 January - 30 June 2018 has been disclosed under Note 10.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

Subscriber acquisition costs

Following the adoption of IFRS 15, the costs that relate directly to fulfil a contract are capitalized as subscriber acquisition costs under intangible asset. The asset is amortised on a straight line basis over the customer life time it relates to, consistent with the pattern of recognition of the associated revenue.

b)	New standards and interpretations applied

IFRS 9 Financial instruments

The last version of IFRS 9, issued in July 2014, replaces the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. It also carries forward the guidance on recognition, classification, measurement and derecognition of financial instruments from IAS 39 to IFRS 9. The last version of IFRS 9 includes a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements and also includes guidance issued in previous versions of IFRS 9. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018.

Classification and measurement – Financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, FVOCI (fair value through other comprehensive income) and FVTPL (fair value through profit or loss) . The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

The new classification requirements would have had a impact on its accounting for consumer financing loans, trade receivables, investments in debt securities, cash and cash equivalents and other financial assets. Since Turkcell Finansman A.S. may sell and derecognizes some portion of its loans depending on the management assessment, the related portion may be assessed in “hold and sell” business model and may require fair value measurement.

Impairment – Financial assets and contract assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.
The new impairment model will apply to financial assets measured at amortised cost or FVOCI, except for investments in equity instruments, and to contract assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 9 Financial instruments (continued)

Under IFRS 9, loss allowances will be measured on either the following bases.
-	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
-	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12 month ECL measurement applies if it has not.

An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However lifetime ECL measurement (simplified approach) always apply for trade receivables and contract assets without a significant financing component. The Group will apply lifetime ECL measurement for all group companies except Turkcell Finansman A.S. which will apply both 12 month and lifetime ECL (general approach) since it is a financing company.

Transition

The Group has taken advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at 1 January 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard supersedes all current revenue recognition requirements under IFRS. The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at January 1, 2018, to retained earnings and not restate prior years.

The Group is mainly in the business of providing telecommunication services. The goods and services are sold both on their own in separate identified contracts with customers and together as a bundled package of goods and/or services.

Sale of goods

For contracts with customers and intermediaries in which the sale of device or equipment is generally expected to be a performance obligation, adoption of IFRS 15 does not have significant impact on the Group’s revenue and profit or loss because sale of goods were already recognised as a distinct performance obligation at fair value under current accounting treatment.

The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 15 Revenue from Contracts with Customers (continued)

Rendering of services

The Group mainly provides telecommunication services. Services are generally bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream or discount. The Company’s current accounting treatment in allocating total consideration to the performance obligations comply with the requirements of IFRS 15.

Contract costs

Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees.

IFRS 16 Leases

The Group has applied IFRS 16 Lease with initial application date of January 1, 2018. The Group has opted using the modified retrospective approach - option 2 application and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

Policy applicable from 1 January 2018

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assess whether:

-	the contract involved the use of an identified asset – this may be specified explicitly or implicitly
-	the asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
-	the Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use; and
-
the Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used is predetermined, the Group has the right the use of asset if either:

-	the Group has the right to operate the asset or;
-	the Group designed the asset in a way that predetermines how and for what purpose it will be used.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

The policy is applied to contracts entered into, or changed, on or after 1 January 2018.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Policy applicable before 1 January 2018

For contracts entered into before 1 January 2018, the Group determined whether the arrangement was or contained a lease based on the assessment whether:

-	the fulfillment of the arrangement was dependent on the use of specific asset or assets; and
-	the arrangement has conveyed a right of use the asset if one of the following met;
-	the purchaser had the ability or right to operate the asset while obtaining or controlling more than a significant amount of the output;
-	the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
-
facts and circumstances indicated that it was remote that other parties would take more than an insignificant  amount of output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

The Group as a lessee

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	amount of the initial measurement of the lease liability;
-	any lease payments made at or before the commencement date, less any lease incentives received;
-	any initial direct costs incurred by the Group; and

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset of the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 11).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’ incremental borrowing rate. Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:
-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an exercise option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group use revised discount rate that reflects changes in the interest rate.

The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

The Group accounts for a lease modification as a separate lease if both:

-          the modification increases the scope of the lease by adding the right to use one or more underlying assets; and
-          the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor
When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

Transition
The Group applied IFRS 16 with a date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for lease contracts as detailed below.

The Group opted IFRS 16 using modified retrospective approach - option 2 application under which the cumulative effect of initially applying the Standard recognised at the date of initial application at 1 January 2018.

On transition to IFRS 16, the Group elected to apply practical expedient to grandfather the assessment of which transitions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2018.

On transition the Group does not elect to apply recognition exemption for short-term leases by class of underlying assets and leases for low-value items which shall be applied lease-by-lease basis on both transition and subsequently.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

As a lessee, the Group previously classified leases as operating and finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. At transition lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate at 1 January 2018. The Group measured right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments under IFRS 16 modified retrospective approach option 2 application and used the following practical expedients;

-	Group applied a single discount rate to a portfolio of leases with similar characteristics
-	Adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application
-	Used hindsight when determining the lease term when the contract contains options to renew or terminate the lease.

c)	Standards, amendments and interpretations applicable as at 30 June 2018:

-          Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial Instruments’; effective from annual periods beginning on or after 1 January 2018. These amendments introduce two approaches: an overlay approach and a deferral approach. The amended standard will:

•          give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and
•          give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard IAS 39.

-          Amendment to IAS 40, ‘Investment property’ relating to transfers of investment property; effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-          Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions; effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

c)	Standards, amendments and interpretations applicable as at 30 June 2018 (continued):

-          Annual improvements 2014-2016; effective from annual periods beginning on or after 1 January 2018. These amendments impact 2 standards:

•          IFRS 1, ‘First time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10,
•          IAS 28, ‘Investments in associates and joint venture’ regarding measuring an associate or joint venture at fair value.

-          IFRIC 22, ‘Foreign currency transactions and advance consideration’; effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

d)	Standards, amendments and interpretations that are issued but not effective as at 30 June 2018

-          Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-          Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

-          IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC (Interpretations Committee) had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

d)	Standards, amendments and interpretations that are issued but not effective as at 30 June 2018 (continued)

-          IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•          IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•          IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•          IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.
•          IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

-          Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•          use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•          recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy - Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lificell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”) and Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Total segment revenue	8,520,847	7,365,586	610,943	505,852	892,653	529,552	(157,527)	(32,370)	9,866,916	8,368,620
Inter-segment revenue	(23,351)	(15,839)	(30,206)	(16,527)	(103,970)	(4)	157,527	32,370	-	-
Revenue from external customers	8,497,496	7,349,747	580,737	489,325	788,683	529,548	-	-	9,866,916	8,368,620
Adjusted EBITDA	3,648,181	2,567,094	215,180	126,338	299,579	165,145	(6,706)	(1,670)	4,156,234	2,856,907

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Total segment revenue	4,403,849	3,802,892	331,537	257,805	446,965	273,249	(77,030)	(17,928)	5,105,321	4,316,018
Inter-segment revenue	(8,493)	(8,545)	(16,308)	(9,388)	(52,229)	5	77,030	17,928	-	-
Revenue from external customers	4,395,356	3,794,347	315,229	248,417	394,736	273,254	-	-	5,105,321	4,316,018
Adjusted EBITDA	1,866,981	1,297,927	122,354	66,002	147,358	93,687	(2,428)	(587)	2,134,265	1,457,029

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Six months ended		Three months ended
	30 June 2018	30 June 2017	30 June 2018	30 June 2017

Profit for the period	954,474	1,186,437	429,459	715,036

Add(Less):

Income tax expense	312,372	341,157	142,177	183,943
Finance income	(1,246,752)	(443,419)	(781,940)	(241,925)
Finance costs	2,046,578	494,204	1,268,296	146,120
Other income	(43,960)	(32,091)	(30,066)	2,887
Other expenses	107,625	65,226	60,260	33,936
Depreciation and amortization	2,025,897	1,245,393	1,046,079	617,032
Consolidated adjusted EBITDA	4,156,234	2,856,907	2,134,265	1,457,029

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

6.	Finance income and costs

Net finance income/ (costs) amounts to TL (799,826), TL (50,785), TL (486,356) and TL 95,805 for the six and three months ended 30 June 2018 and 2017, respectively.

Finance costs for the six months ended 30 June 2018 consist of foreign exchange losses without right of use assets TL (1,387,771); fair value gains on derivative financial instruments TL 1,005,041; interest income on financial liabilities measured at amortized cost TL 80,192; interest expense on financial liabilities measured at amortized cost without right of use assets TL (269,861); other finance cost
TL (87,785).

Interest expense and foreign exchange loss effect of right of use assets is respectively TL (72,790), TL (37,321) and TL (66,852) TL (46,719) for the six and three months ended 30 June 2018.

7.	Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended 30 June 2018 is 25%, compared to 22% for the six months ended 30 June 2017.

Effective tax rates for the six and three months ended 30 June 2018 and 2017 are 25%, 22% and 25%, 20% respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Revenue

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Telecommunication services	7,851,906	6,744,154	535,543	455,517	-	-	34,603	32,370	8,352,846	7,167,301
Equipment revenues	612,768	570,849	43,434	30,611	-	-	-	-	656,202	601,460
Revenue from financial services	-	-	-	-	442,580	257,084	-	-	442,580	257,084
Call center revenues	-	-	4,396	3,629	117,021	109,558	2,949	-	118,468	113,187
Commission fees on betting business	-	-	-	-	96,648	85,269	-	-	96,648	85,269
Revenue from betting business	-	-	-	-	106,622	77,278	-	-	106,622	77,278
Other	56,173	50,583	27,570	16,095	129,782	363	119,975	-	93,550	67,041
Total	8,520,847	7,365,586	610,943	505,852	892,653	529,552	157,527	32,370	9,866,916	8,368,620

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Telecommunication services	4,039,856	3,408,949	291,589	232,570	-	-	14,655	17,928	4,316,790	3,623,591
Equipment revenues	339,943	360,780	22,657	15,780	-	-	-	-	362,600	376,560
Revenue from financial services	-	-	-	-	230,635	141,114	-	-	230,635	141,114
Call center revenues	-	-	2,288	1,887	55,155	54,571	1,652	-	55,791	56,458
Commission fees on betting business	-	-	-	-	43,064	39,350	-	-	43,064	39,350
Revenue from betting business	-	-	-	-	49,854	38,053	-	-	49,854	38,053
Other	24,050	33,163	15,003	7,568	68,257	161	60,723	-	46,587	40,892
Total	4,403,849	3,802,892	331,537	257,805	446,965	273,249	77,030	17,928	5,105,321	4,316,018

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Revenue (continued)

	Six months ended 30 June 2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	7,851,906	535,543	-	34,603	8,352,846
At a point in time	147,068	-	-	7,324	139,744
Over time	7,704,838	535,543	-	27,279	8,213,102
Equipment Related	612,768	43,434	-	-	656,202
At a point in time	607,430	43,434	-	-	650,864
Over time	5,338	-	-	-	5,338
Call Center	-	4,396	117,021	2,949	118,468
At a point in time	-	-	-	-	-
Over time	-	4,396	117,021	2,949	118,468
Commision fees on betting business	-	-	96,648	-	96,648
At a point in time	-	-	-	-	-
Over time	-	-	96,648	-	96,648
Revenue from betting business	-	-	106,622	-	106,622
At a point in time	-	-	-	-	-
Over time	-	-	106,622	-	106,622
Revenue from financial operations	-	-	442,580	-	442,580
At a point in time	-	-	-	-	-
Over time	-	-	442,580	-	442,580
All other segments	56,173	27,570	129,782	119,975	93,550
At a point in time	1,591	4	340	-	1,935
Over time	54,582	27,566	129,442	119,975	91,615
Total	8,520,847	610,943	892,653	157,527	9,866,916
At a point in time	756,089	43,438	340	7,324	792,543
Over time	7,764,758	567,505	892,313	150,203	9,074,373

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

9.	Property, plant and equipment

Cost	Balance as at 1 January 2018	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from Investment Property	Balance as at 30 June 2018
Network infrastructure (All operational)	15,480,128	122,392	(150,284)	933,042	-	675,625	-	17,060,903
Land and buildings	786,058	12,245	(2,335)	71,852	-	5,473	(44,318)	828,975
Equipment, fixtures and fittings	728,202	27,111	(6,584)	8,132	-	9,914	-	766,775
Motor vehicles	37,216	51	(186)	-	-	1,239	-	38,320
Leasehold improvements	314,867	1,248	-	-	-	1,379	-	317,494
Construction in progress	672,294	973,078	-	(1,018,082)	(206)	27,927	-	655,011
Total	18,018,765	1,136,125	(159,389)	(5,056)	(206)	721,557	(44,318)	19,667,478

Accumulated depreciation
Network infrastructure (All operational)	7,326,559	788,833	(140,240)	-	15,138	478,207	-	8,468,497
Land and buildings	209,918	19,387	(74)	-	-	3,340	(29,003)	203,568
Equipment, fixtures and fittings	539,827	38,443	(3,245)	-	14	8,323	-	583,362
Motor vehicles	31,306	1,234	(167)	-	-	1,295	-	33,668
Leasehold improvements	245,747	15,268	-	-	-	1,471	-	262,486
Total	8,353,357	863,165	(143,726)	-	15,152	492,636	(29,003)	9,551,581

Total property, plant and equipment	9,665,408	272,960	(15,663)	(5,056)	(15,358)	228,921	(15,315)	10,115,897

Depreciation expense for the six and three months ended 30 June 2018 amounting to TL 878,523 and 450,415 including impairment losses are recognized in cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the six and three months ended 30 June 2018 amounting to TL 15,358 and 6,044 are included in depreciation expense.

As at 30 June 2018, net book amount of fixed assets acquired under finance leases amounted to TL 171,009.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Intangible assets

	Balance at 1 January 2018	Impact of IFRS 15 adaption	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 30 June 2018
Cost
GSM and other telecommunication operating licenses	8,139,628	-	2,714	-	193,103	176,127	8,511,572
Computer software	7,117,116	-	444,052	-	114,698	74,131	7,749,997
Indefeasible right of usage	112,556	-	5,062	-	-	-	117,618
Transmission lines	71,820	-	164	-	-	-	71,984
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Central betting system operating right	11,981	-	-	-	-	-	11,981
Goodwill	32,834	-	-	-	-	-	32,834
Subscriber acquisition cost	-	1,414,146	244,636	-	-	13,144	1,671,926
Other	42,749	-	2,486	(10)	-	-	45,225
Construction in progress	127,637	-	364,477	-	(302,745)	16,146	205,515
	15,678,873	1,414,146	1,063,591	(10)	5,056	279,548	18,441,204

Accumulated amortization
GSM and other telecommunication operating licenses	2,419,230	-	150,203	-	-	55,800	2,625,233
Computer software	4,770,880	-	422,417	-	-	42,798	5,236,095
Indefeasible right of usage	23,274	-	4,291	-	-	-	27,565
Transmission lines	62,468	-	2,279	-	-	-	64,747
Brand name	6,512	-	352	-	-	-	6,864
Customer base	11,774	-	218	-	-	-	11,992
Central betting system operating right	11,491	-	453	-	-	-	11,944
Subscriber acquisition cost	-	593,280	174,495	-	-	8,927	776,702
Other	32,834	-	1,348	(4)	-	-	34,178
	7,338,463	593,280	756,056	(4)	-	107,525	8,795,320

Total intangible assets	8,340,410	820,866	307,535	(6)	5,056	172,023	9,645,884

Amortization expense on intangible assets other than goodwill for the six and three months ended 30 June 2018 amounting to TL 756,056 and 389,234 including impairment losses are recognized in cost of revenues.

There is no impairment losses on intangible assets recognized for the six and three months ended 30 June 2018.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 74,731 and TL 43,543 respectively, for the six months and three months ended 30 June 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Intangible assets (continued)

2600 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, has been held on 31 January 2018. At the tender, lifecell has been awarded with the license for 15 years bidding UAH 909,251 (TL 128,887) for 15 MHz frequency band, the total of Lot 1 and Lot 2. Payment amounting to UAH 909,251 (equivalent to TL 128,887) of license was made in cash on 1 March 2018.

1800 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, was held on 6 March 2018. As a result of the tender, lifecell was awarded with the license for 15 years for 15 MHz frequency band on Lot 1 with its UAH 795,000 bid. Payment amounting to UAH 795,000 (equivalent to TL 124,587) of license was made in cash on 11 April 2018.

11.	Right of use assets

As of 1 January 2018, The Company provided a right of use asset equal to the lease liability adjusted for prepaid or accrued rent payments. In accordance with this methodology, application of IFRS 16 does not have an impact on the Group’s retained earnings as of 1 January 2018.

Closing balances of right of use assets as of 1 January and 30 June 2018 and depreciation and amortization expenses for the six months ended 30 June 2018 is stated as below:
	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of Way	Total
Balance at 1 January	1,077,517	146,826	226,243	115,652	1,566,238	12,321	1,578,559
Depreciation charge for the year	(229,993)	(29,301)	(88,768)	(37,573)	(385,635)	(3,718)	(389,353)
Balance at 30 June	1,092,269	159,664	133,705	116,043	1,501,681	11,276	1,512,957

The amount of TL 461,648 of the right to use of the asset is attributable to the classification of the prepaid lease expenses accounted for under prepaid expenses before the application of IFRS 16.

As at 30 June 2018, additions to right of use assets amount to TL 336,105.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

12.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell. Comparative period in the condensed consolidated interim statement of profit or loss and other comprehensive income and the condensed consolidated interim statement of cash flows are restated to reflect the classification of Fintur as discontinued operation.

The Company is still committed to the plan to exit from Fintur operations in relevant jurisdictions and the delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control. Turkcell has taken necessary actions to respond the change in circumstances and Fintur is being actively marketed at reasonable prices given the change in circumstances.

Our subsidiary Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. The transaction has no impact on condensed consolidated interim financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

Our subsidiary Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals. The transaction has no impact on condensed consolidated interim financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Equity

Dividends

Turkcell:

On 29 March 2018, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2017 amounting to TL 1,900,000; this represents a gross cash dividend of full TL 0.86364 per share. The dividend will be paid in three instalments on 18 June, 17 September and 17 December 2018 to the shareholders.

First installment was paid in  June 2018 amounting to TL 591,392. The Company has paid TL 633,333 in total including withholding tax which has been paid in July 2018.

Azerinteltek:

According to the resolution of the General Assembly Meeting of Azerinteltek dated 10 April 2017 and 30 April 2018 , Board of Directors have decided to pay dividend amounting to 13,338 AZN (30 June 2018: TL 31,181) from the profit realized for the last quarter of  2017 and first quarter of 2018. Dividend payment was made in 2018.

Inteltek:

According to Board of Directors Resolution of Inteltek dated 18 December 2017 the advanced dividend payment has been made in January 2018 amounting to TL 28,402 for the first nine months of 2017 profit. According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 30 March 2018, the shareholders resolved to pay a dividend amount equal to TL 60,011 out of profits for the year ended 31 December 2017 (remaining amount after deducting interim dividends for the nine-month period ended 30 September 2017 amounting to TL 28,402) and a dividend out legal reserves amount equal to TL 9,507. The aggregate amount of dividends has been paid on May 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

14.	Borrowings

	30 June 2018	31 December 2017
Non-current liabilities
Unsecured bank loans	6,800,121	6,376,981
Secured bank loans	2,068	2,368
Finance lease liabilities	115,285	108,164
Debt securities issued	4,204,110	1,770,482
Rent lease obligations	638,738	-
	11,760,322	8,257,995
Current liabilities
Unsecured bank loans	3,904,738	2,643,112
Current portion of unsecured bank loans	1,890,125	1,513,425
Current portion of secured bank loans	2,289	2,022
Current portion of finance lease liabilities	16,908	14,556
Current portion of long-term debt securities issued	251,621	105,039
Debt securities issued	124,952	-
Rent lease obligations	497,671	-
	6,688,304	4,278,154

The sale process of the bond issuance of the Company with an aggregate principal amount of USD 500,000, 10 year maturity, a redemption date of 11 April 2028 and a re-offer price of 97.8 % with a fixed coupon rate of 5.80% per annum to qualified investors abroad was completed on 11 April 2018 and the notes are listed on the official list of Euronext Dublin (Irish Stock Exchange).

The scope of the EUR 690,000 unutilized portion of the EUR 750,000 loan agreement signed with China Development Bank (CDB) has been expanded. In this respect, in addition to Turkcell, the Company’s subsidiaries Turkcell Superonline, Turkcell Finansman and lifecell LLC will also be able to utilize the corresponding loan. Furthermore, in addition to the right to utilize in EUR terms, relevant loan may also be utilized in USD and Renminbi (RMB) with respective annual interest rates of LIBOR + 2.2% and 5.5%. There have been no changes to maturity and the repayment schedule of the loan. As at 9 March 2018 and 4 April 2018, the Company has utilized RMB 202,600 (equivalent to TL 138,787 as at 30 June 2018) and USD 40,000 (equivalent to TL 182,428 as at 30 June 2018) comparatively, under this agreement.

One of the main reason of increase in borrowings arises from funds received by Turkcell Finansman in order to provide loans to its customers and bond issuance.

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 13,500 as at 30 June 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

14.	Borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2018			31 December 2017
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+4.0%	2018-2023	3,986,959	Libor+2,0%-Libor+3,3%	2018-2020	2,880,615
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%-Euribor+3.4%	2018-2026	6,115,803	Euribor+1.2%-Euribor+2.2%	2018-2026	5,511,579
Unsecured bank loans	TL	Fixed	12.6%-20.9%	2018-2019	1,628,918	11.1%-15.5%	2018-2019	1,620,391
Unsecured bank loans	UAH	Fixed	14.5%-17.3%	2018	722,844	11%-14.5%	2018	520,933
Unsecured bank loans	RMB	Fixed	5.5%	2018-2026	140,460	-	-	-
Secured bank loans (**)	BYN	Fixed	12-16%	2018-2020	4,357	12%-16%	2018-2020	4,390
Debt securities issued	USD	Fixed	5.8%	2018-2025	4,455,731	5.8%	2018-2025	1,875,521
Debt securities issued(***)	TL	Fixed	13.7%	2018	124,952
Finance lease liabilities	EUR	Fixed	0%-3.7%	2018-2031	128,352	3.4%	2018-2024	116,797
Finance lease liabilities	USD	Fixed	22.5 – 33.7%	2018	27	22.5%	2018	41
Finance lease liabilities	TL	Fixed	27.5%-27.7%	2018-2020	3,814	27.5%-27.7%	2018-2020	5,882
					17,312,217			12,536,149

(*)	Secured by blocked deposit amounting to TL 266,112 as at 30 June 2018, in connection with the foreign currency loans utilized by Turkcell Finansman.

(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus.

(***)    The Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation through KT Sukuk Varlık Kiralama A.S.  in the domestic market, in Turkish Lira terms, at an amount of up to TL 300,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 30 June 2018, the Company has issued management agreement based lease certificates through KT Sukuk Varlık Kiralama A.S amounting to TL 125,000 (not discounted).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Impairment losses

Movement in the provision for impairment of other financial assets and due from related parties that are assessed for impairment collectively for the six months ended 30 June 2018 is as follows:

30 June 2018
Opening balance	705,440
IFRS 9 effect	(37,762)
Provision for impairment recognized during the year	139,610
Amounts collected	(97,123)
Unused amount reversed (*)	(42,393)
Receivables written off during the year as uncollectible	(39,507)
Exchange differences	7,764
Closing balance	636,029

(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2014. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

There is no provision for impairment in respect to due from related parties.

Movement in the provision for impairment of receivables from financial services that are assessed for impairment collectively for the six months ended 30 June 2018 is as follows:

30 June 2018
Opening balance	72,992
IFRS 9 effect	52,951
Provision for impairment recognized during the year	96,610
Amounts collected	(43,483)
Unused amount reversed (*)	(19,850)
Closing balance	159,220

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from 2016 and 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk is as follows:

	31 December 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,681
Due from related parties-current	571	407
Trade receivables and accrued income	18,890	57,283
Other current assets	43,039	35,049
Cash and cash equivalents	688,717	237,697
	751,289	333,117
Foreign currency denominated liabilities
Loans and borrowings-non current	(557,180)	(960,629)
Debt securities issued-non- current	(469,387)	-
Other non-current liabilities	(85,816)	-
Loans and borrowings-current	(206,535)	(285,827)
Debt securities issued-current	(27,848)	-
Trade and other payables-current	(328,323)	(29,442)
Due to related parties	(1,172)	(394)
	(1,676,261)	(1,276,292)
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	937,011	748,650
Currency forward contracts	50,000	-
Net exposure	62,039	(194,525)

	30 June 2018
	USD	EUR	CNY
Foreign currency denominated assets
Other non-current assets	222	971	-
Due from related parties-current	1,677	379	-
Trade receivables and accrued income	16,519	59,515	-
Other current assets	36,425	37,228	-
Cash and cash equivalents	690,956	450,737	-
	745,799	548,830	-
Foreign currency denominated liabilities
Loans and borrowings-non current	(550,194)	(842,910)	(194,050)
Debt securities issued-non- current	(921,812)	-	-
Other non-current liabilities	(83,445)	-	-
Loans and borrowings-current	(379,092)	(480,823)	(10,994)
Debt securities issued-current	(55,172)	-	-
Trade and other payables-current	(194,666)	(30,559)	(97,881)
Due to related parties	(1,019)	(101)	-
	(2,185,400)	(1,354,393)	(302,925)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,189,271	745,150	202,600
Net exposure	(250,330)	(60,413)	(100,325)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies as at 30 June 2018 and 31 December 2017 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2018	31 December 2017

USD	114,169	(23,400)
EUR	32,074	87,838
CNY	6,873	-

10% weakening of the TL, UAH, BYN against the following currencies as at 30 June 2018 and 31 December 2017 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2018	31 December 2017

USD	(114,169)	23,400
EUR	(32,074)	(87,838)
CNY	(6,873)	-

Fair values

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Fair values (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2018 and 31 December 2017 on a recurring basis:

	Fair values

	30 June 2018	31 December 2017	Fair Value hierarchy	Valuation Techniques

Participating cross currency swap contracts (*)	637,579	950,862	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates

FX swap contracts	563,636	(4,675)	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
Currency forward contracts	791	(2,246)	Level 2	Forward exchange rates at the balance sheet date

There were no transfers between levels during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 June 2018.

(*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 560,000, USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 420,000. On 9 March 2018, the Company has realized CNY-TL interest and currency swap contracts amounting to nominal value of CNY 202,600. The EUR-TL participating cross currency swap contracts, which are EUR 100,000, EUR 150,000 and EUR 250,000,  was combined into one contract as of  26 May 2017 and the maturity of the contracts was extended to 23 October 2025. First principal payment of USD-TL interest and currency swap contracts of USD 400,000 which amount to USD 66.667 has been made on 22 June 2018. Regarding these contracts, TL 126,374 accrual of interest expense and TL 33,183 accrual of interest income has been reflected to condensed consolidated interim financial statements as at 30 June 2018 (31 December 2017: TL 92,384 and TL 19,731 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 96,627 lower as at 30 June 2018 (31 December 2017: TL 129,870).

Movements in the participating cross currency swap contracts for the years ended 30 June 2018 are stated below:

30 June 2018
Opening balance	950,862
Cash flow effect	(742,985)
Total gain/loss:
Gains recognized in profit or loss	429,702
Closing balance	637,579

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	30 June 2018	31 December 2017	Unobservable Inputs	30 June 2018	31 December 2017	Relationship of unobservable inputs to fair value

Contingent consideration	380,566	323,691	Risk-adjusted discount rate	6.8%	4.8%	A change in the discount rate by 100 bps would increase / decrease FV by TL (9,642) and TL 9,987 respectively.
			Expected settlement date	first quarter of 2021	first quarter of 2021	If expected settlement date changes by 1 year FV would increase / decrease by TL (24,211) and TL 25,856 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 30 June 2018 are stated below:

30 June 2018
Opening balance	323,691
Gains recognized in profit or loss	56,875
Closing balance	380,566

Net off / Offset

As an annex to the ISDA Master Agreement dated 23 January 2014, Turkcell and J.P.Morgan signed a Credit Support Annex (CSA) against default risk of the parties in respect of a EUR 500,000 participating cross currency swap transaction executed between Turkcell and J.P.Morgan on 15 July 2016 and restructured on 26 May 2017. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to Turkcell which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, Turkcell would be required to post collateral to the bank by an amount exceeding the threshold). With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the first valuation was made on 27 June 2018 and J.P.Morgan transferred EUR 121,400 as collateral to Turkcell (30 June 2018:  TL 644,325) which was the amount exceeding the threshold (EUR 10,000). Turkcell clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 30 June 2018, If this transaction was not conducted, derivative financial instruments assets would have been TL 1,900,140 and current borrowings would have been TL 7,332,629.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Guarantees and purchase obligations

At 30 June 2018, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 747,783 (31 December 2017: TL 592,956). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 5,988,900 at 30 June 2018 (31 December 2017: TL 4,926,916).

As at 30 June 2018, the Company’s commitments regarding lifecell’s 3G amounted to UAH 126,013 (TL 21,944).

17.	Commitments and Contingencies

17.1	Dispute on Treasury Share Amounts

According to the provisions of 2G and 3G Concession Agreements, IMT (4.5G) Authorization Document and Telegraph and Telephone Law No. 406, The Company is obliged to pay 15% of its monthly gross sales as treasury share; excluding the interest for late payment of the amounts charged to its subscribers, all kind of fiscal obligations such as charges, duties and the indirect taxes, the revenues collected from other mobile operators regarding the installation and operation of the facility where the mobile base station is located and the amounts included in the records subject to correction in the same year due to duplicate invoicing or mistakes made in the form or content (such as customer information, type, quantity and price of  invoiced service) or the period of the invoices and the accrued amounts recorded for reporting purposes. The Company is also obliged to pay once a year 0.35% of its net sales as the Contribution Share to Authority Expenses under the 2G and 3G Concession Agreements and as Administrative Fee under the IMT (4.5G) License.

The Undersecretariat of Treasury and ICTA alleged that Company made deficient treasury payments in the past, The Company objected to these claims.

The Company has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4 February 1924 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017: to restructure relevant disputes and their interest fees and to choose the method of increasing for relevant years’ legal payment amounts from the options in order to restructure relevant disputes and their interest fees for the periods for which examination is ongoing or has not been yet initiated. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. In some of the cases, the Courts already granted decisions in line with the petitions submitted by the Company and in the other pending cases, it is expected that the Courts shall grant decisions in line with the statement of waiver/acceptance of the aforementioned cases.

Based on the Laws stated above, the total amount, including principal and interest, calculated is TL 206,365 and is TL 209,159, respectively. The total payment including interest on installments is TL 436,300 and the payment will be made in 6 equal installments in two-month periods. First three installments were paid on 31 January, 2 April and 31 May 2018 amounting to TL 69,254, TL 70,634 and TL 72,014.

As of June 30 2018, the remaining amount of TL 219,327 including the discount for the remaining installments is shown under trade and other payables in the financial statements. (31 December 2017: TL 417,668).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

17.2	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports related to SCT prepared for the years 2008-2012. The Company filed lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim. In some of the cases, The Court decided in favour of The Company, in some of the cases, The Court decided partially in favour of the Company, in some of the cases, The Court decided in favour of the Tax Office. The parties appealed the decisions regarding the parts against them.

The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office rejected the application for the year 2011 and accepted the other restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office for the year 2011. The both cases are pending for the year 2011.

Tax assessments for prepaid card sales for 2013 and 2014 have been completed. Turkcell has been notified of the tax audit reports prepared at the end of the said investigations. Alternatives to benefit from the provisions of Law No. 7143 and the way of litigation in relation to the subject investigation reports were evaluated and the SCT for the year 2013 and 2014 as per the Law no. 6736, the Company accrued provisions in the condensed consolidated interim financial statements as at and for the period ended 30 June 2018 amounting to TL 20,509 including discount (31 December 2016:  TL 24,175).

17.3	Dispute on Value Added Tax and Corporate Tax

As of 30 June 2018; (i) Tax investigations process for VAT and SCT for the years 2015 and 2016 are ongoing. (ii) Tax investigations regarding the Company’s VAT and corporate tax practices for the years 2012, 2013 and 2014 have been concluded without any assessment. Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2018.

17.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators for the years, 2004-2009, 2010-2011, 2012, 2013 and 2014. As a result of the investigations, ICTA imposed administrative fines to the Company amounting TL 11,240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts. ICTA filed lawsuits against Company for the collection of the radio utilization and usage fee amount which was alleged that the Company paid deficiently.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

17.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees (continued)

The Company has resolved the following based on the Laws No. 7061 as explained in detailed note 17.1 to restructure radio fees which are in dispute and respective penalty, default interest regarding these disputes. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. In some of the cases, the Courts already granted decisions in line with the petitions submitted by the Company and in the other pending cases, it is expected that the Courts shall grant decisions in line with the statement of waiver/acceptance of the aforementioned cases.

The total amount, including principal and interest, calculated within the scope of clause 2 is TL 158,340. The total payment including interest on installments is TL 166,257 and the payment will be made in 6 equal installments in two-month periods. First three installments were paid on 31 January,2 April and 31 May 2018 amounting to TL 26,390, TL 26,923 and TL 27,455.

As of June 30 2018, the remaining amount of TL 83,609 including the discount for the remaining installments is shown under trade and other payables in the financial statements  (31 December 2017: TL 157,446).

17.5	Disputes regarding the Law on the Protection of Competition

On the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed by the Company. The Court rejected the case.  The Company appealed the decision with the request of the stay of the execution.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 113,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2018 (31 December 2016: None).

17.6	Other ongoing lawsuits

Within condensed consolidated interim financial statements prepared as of 30 June 2018, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 June 2018 (31 December 2017: None).

Subject	30 June 2018 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Anticipated Maximum Risk (excluding accrued interest)	30 June 2018 Provision	31 December 2017 Provision
Disputes related with ICTA	13,367	13,367	-	-
Dispute related with the Ministry of Customs and Trade	138,173	-	-	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 June 2018 and 2017.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	Six months ended		Three months ended
	30 June 2018	30 June 2017	30 June 2018	30 June 2017

Short-term benefits (*)	36,278	25,120	20,248	12,934
Termination benefits	50	1,129	16	592
Long-term benefits	260	232	156	131
	36,588	26,481	20,420	13,657

(*) Includes share-based payment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Transactions with related parties

	Six months ended		Three months ended
Revenues from related parties	30 June 2018	30 June 2017	30 June 2018	30 June 2017
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	20,961	11,541	12,288	6,285
Sales to PJSC MegaFon (“Megafon”)
Telecommunications services	7,102	2,199	6,276	1,225
Sales to Teliasonera International Carrier AB (“Telia”)
Telecommunications services	5,955	4,329	2,900	1,979
Sales to VimpelCom (BVI) Ltd. (“Vimpelcom”)
Telecommunications services	2,620	3,650	1,368	2,164
Sales to Azercell Telekom MMC (“Azercell”)
Telecommunications services (*)	256	562	-	286
Sales to other related parties	2,528	2,390	1,526	1,420
	39,422	24,671	24,358	13,359

(*) Azercell is not a related party effective from 5 March 2018.

	Six months ended		Three months ended
Related party expenses	30 June 2018	30 June 2017	30 June 2018	30 June 2017
Charges from Kyivstar
Telecommunications services	31,186	18,017	17,551	9,671
Charges from Telia
Telecommunications services	6,047	2,654	4,396	2,336
Charges from Wind Telecomunicazioni
Telecommunications services	2,204	742	1,808	480
Charges from Vimpelcom
Telecommunications services	1,792	3,222	942	2,129
Charges from Megafon
Telecommunications services	1,414	2,044	853	1,364
Charges from Hobim Bilgi Islem Hizmetleri AS (“Hobim”)
Invoicing and archiving services	-	16,993	-	8,868
Charges from other related parties	4,779	4,103	2,249	2,044
	47,422	47,775	27,799	26,892

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

19.	Subsidiaries

Subsidiaries and associates of the Company as at 30 June 2018 and 31 December 2017 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ (1)	Turkey	Payment services and e-money license	100	-
Turkcell Sigorta(3)	Turkey	Insurance agency activities	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28
			Effective Ownership Interest
Associates	Country of		30 June	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Fintur	Netherlands	Electric passenger car development, production and trading activities	41	41
Türkiye’nin Otomobili (2)	Turkey	Electric passenger car development, production and trading activities	19	-

(1) On February 16, 2018, Turkcell Ozel Finansman A.S., which will grant loans within the framework of Islamic financing principles for purchases of goods and services, was incorporated under the laws of Republic of Turkey.

(2) On June 28, 2018, Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.S., which will develop and produce mainly electric passenger car and to carry out trading activities, was incorporated and accounted under investments in equity accounted investees in the condensed consolidated interim financial statements as at 30 June 2018.

(3) On June 25, 2018, Turkcell Sigorta Aracılık Hizmetleri A.S., which will engage in insurance agency activities, was incorporated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

20.	Subsequent events

The Company has purchased 2,106,529 shares back on 12, 13,16 and 24 July 2018 with a price range of TL 10.93 to TL 11.50 as part of the share buyback decision on 27 July 2016 and 31 January 2017. Total amount of the transactions are TL 23,528.

The notarization of deed of foundation of Turkcell Vakfı, the foundation which was resolved to be established by our Company’s Board of Directors, has been completed and its registration process is ongoing.

According to the resolution of the General Assembly Meeting of Azerinteltek dated 30 April 2018 , Board of Directors have decided to pay dividend amounting to  AZN 1,271 (30 June 2018: TL 3,582) from the profit realized for second quarter of 2018. Dividend payment was made in July 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 26, 2018	By:	/s/Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations & Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 26, 2018	By:	/s/Bulent Aksu
		Name:	Bulent Aksu
		Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 26, 2018	By:	/s/Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Turkcell Group Reporting & Tax Management Director